UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended

June 30, 2022

FINTOR ASSETS, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	86-2730162
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10661 Johansen Dr, Cupertino, CA 95014

(Full mailing address of principal executive offices)

408-881-3779

(Issuer’s telephone number)

www.fintor.com

(Issuer’s website)

Fintor Assets Series #SWEET; Fintor Assets Series #GRAVY; Fintor Assets Series #IYKYK; Fintor Assets Series #LEARN; Fintor Assets Series #BEGIN;

(Securities issued pursuant to Regulation A)

In this Semi-Annual Report, references to “we,” “us,” “our,” “Fintor Assets,” or the “Company” mean Fintor Assets, LLC, a Delaware series limited liability company formed on March 15, 2021.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the  platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Semiannual Report are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Fintor platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described in our Offering Circular on Form 1-A filed by the Company with the Securities and Exchange Commissionon June 21, 2022 under the headings “Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SERIES TABLE

Series	Qualification Date	Underlying Asset	Status	Opening Date	Closing Date	Offering Price per Unit	Membership Units	Offering Size	Sourcing Fee (1)
#SWEET	07/21/2022	3201 Jordan Farm Circle NE, Huntsville, AL 35811	PENDING	TBD	TBD	$4.86	81,250	$394,875	$3,945
#PEACH	TBD	61 Longwood Crossing, Dallas, GA 30132	PENDING	TBD	TBD	TBD	TBD	TBD	TBD
#GRAVY	8/25/2022	188 Bayside Lane, Toney, AL 35773	PENDING	TBD	TBD	$5.06	25,000	$126,500	$1,265
  Sourcing Fee is 1% of the total offering size of each Series

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Fintor Assets, LLC, a Delaware series limited liability company formed March 15, 2021. The purpose of the Company is to establish separate series, each of which would hold specific real property assets to be acquired by the Company. The platform operated by our manager, Fintor, Inc. (the Fintor Platform), is a real estate investment platform that allows individual investors to have direct access to residential real estate investment opportunities and indirectly invest in the properties made available through the Fintor Platform, via various series of the Company, together with other groups of investors.

Fintor is a real estate investment marketplace. We provide access to real estate investment starting from single family homes. We acquire these properties, lease them out to tenants and turn them to several interests to be able to offer them to our users in our mobile app. Investors can diversify their investment across a portfolio of multiple properties to manage their risk. We remove barriers of entry for our users to invest.

The Fintor Platform aims to make the process of investing in the Asset Class more feasible by sourcing, analyzing, maintaining, and managing all of the properties on behalf of investors. The Fintor Platform is intended to be a leading dashboard for investing in the Asset Class as the Company’s community network expands. The Company’s investment strategy is to acquire real estate rental assets that focus primarily on single-family properties but may also include multi-family and other real estate properties, which could include other residential properties or commercial or other properties. The Company intends to utilize its proprietary technology and industry expertise to streamline the acquisition process. Fintor intends to operate, and list, each of the series’ properties as rental units list the unit for rent with a local leasing broker, specialty leasing agent or property management company.

Investors who wish to purchase interests in any of our completed series offerings are expected to have the opportunity to buy and sell in the secondary market certain of our series interests through the Alternative Trading System, or ATS, operated by Templum (the Templum ATS”). Templum is a broker dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, or FINRA, and the Securities Investor Protection Corporation, or the SIPC.

Emerging Growth Company

We may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We would expect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

 Trends Affecting our Business

Our ongoing free cash flow generation is affected by a variety of factors, including both micro and macro-economic conditions in the financial markets and the economic and the current political environments. Potential, unpredictable effects may come from These include unpredictable events like global economic conditions, public policy decisions, political environments, performance of the public financial markets, financial market performance, interest rate movements, credit spreads or other conditions beyond our control. These factors could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings.We believe the following factors may will influence our future performance:

  The increase in prices in the United States housing market may result in difficulties in sourcing properties.
  The increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.
  Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

Operating Results for the Current Period

Revenues

Revenues are generated at the series level and are derived from leases on the series property. All revenues generated during the six-month period ended June 30, 2022 are listed in the table below:

Series Name	Rental Income
SWEET	$0
PEACH	$4,120
GRAVY	$0

Operating Expenses

The Company incurred $3.828 in operating expenses during the six month period ended June 30, 2022. The operating expenses incurred prior to the closing of a series offering are being paid by the manager and are reimbursed by such series out of the gross offering proceeds upon close of that series offering. Such operating expenses include real estate taxes, property insurance, home ownership association fees and repairs and maintenance costs. Upon initial closing, each series becomes responsible for its own operating expenses.

The following table summarizes the total operating expenses by series as of June 30, 2022:

Series Name	Operating Expenses
SWEET	$1,064
PEACH	$1,836
GRAVY	$928

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a series offering, the manager is reimbursed out of the proceeds of uch time as the series has the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the offering.

Cash and Cash Equivalent Balances

Cash is held at both the series level and the Company. Cash reserves are funded by closings at the series level. The following table summarizes the cash and cash equivalents by series as of June 30, 2022:

Series Name	6/30/2022
SWEET	$1,443
PEACH	$305
GRAVY	$158
Fintor Assets	$0

Plan of Operations

We intend to list our Series Properties for lease with a real estate broker, if not already rented upon acquisition. The asking rent for the Series Properties is expected to be in the range which is consistent with other single-family homes in a given market area. We intend to hold the Series Properties for three (3) to seven (7) years during which time, we will operate the Series Properties as  rental income properties. During this period, we intend to distribute any “Free Cash Flow” to investors.

The Company intends to hold the properties that a series acquires for a period of three to seven years, although the manager may elect to cause the Company to retain any property for a longer period or sell a property earlier. As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made by the manager after consideration of current and future local and3 macro-level economic conditions, for example, the current and anticipated value of the property based on the regional market and comparable properties, the status of the property yield, existing and future capital projections for the property as well as real estate inventory, rent growth, vacancy rate, income growth and other factors of the surrounding market. The manager may determine that it is in the best interests of members to sell a property earlier than three (3) years or to hold a property for more than seven (7) years. Additionally, any sale of a property will be subject to lessee rights and we would attempt to time sales with lessee rights in mind, either by timing sales with anticipated lease terminations or by assigning the lease to a new buyer where allowed under applicable laws.

We plan to launch an as of yet undetermined number of additional series and related offerings in the next eighteen months. The proceeds from any offerings closed during the next eighteen months will be used to acquire additional properties for the series conducting the offerings.

ITEM 2. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period ended June 30, 2022, thatwas not reported.

 ITEM 3. FINANCIAL STATEMENTS

FINTOR ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS AS OF JUNE 30, 2022 (UNAUDITED)	6
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)	7
CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2021(UNAUDITED)	7
NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS	8

FINTOR ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS

AS OF JUNE 30, 2022 (UNAUDITED)

	Fintor Assets	Series SWEET	Series PEACH	Series GRAVY	Consolidated
ASSETS
Current assets:
Cash	-	$1,435	$305	$158	$1,898
Accounts Receivable	-	-	$3,725	$1,500	$5,225
Prepaid expenses	-	$392	$1,370	$1,398	$3,161
Deferred financing costs	-	-	$3,179	$3,091	$6,270
Total current assets	-	$1,827	$8,579	$6,148	$16,554
Property and equipment, net	-	$366,300	$343,677	$236,131	$946,107
Total assets	-	$368,127	$352,255	$242,279	$962,661

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	-	$2,984	$127	$7,239	$10,350
Accrued expenses	-	$3,141	$1,780	$471	$5,391
Other current liabilities	-	$1,666	$2,550	$153	$4,369
Total current liabilities	-	$7,792	$4,456	$7,862	$20,110
Long term debt	-	-	$218,400	$159,698	$378,098
Total liabilities	-	$7,792	$226,017	$167,560	$398,208
Members’ equity:
Manager’s contribution	-	$361,399	$125,615	$74,719	$561,160
Net Income	-	$(1,064)	$3,784	$572	$3,293
Total members’ equity	-	$360,335	$129,399	$74,719	$564,453
Total liabilities and members’ equity	-	$368,127	$352,255	$242,279	$962,661

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

FINTOR ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Series SWEET	Series PEACH	Series GRAVY	Consolidated

Rental income	-	$4,120	-	$4,120

Operating expenses:
Property taxes	$570	$551	-	$1,121
Insurance	$(24)	$40	$110	$127
Management fees	$18	-	-	$18
Renovation and maintenance	$204	-	-	$204
Utilities	$182	$127	-	$310
HOA fees	$113	$95	-	$208
Depreciation	-	-	-	-
Other operating expenses	-	-	-	-
Total operating expenses	$1,064	$1,836	$928	$3,828

Income from operations	$(1,064)	$2,284	$(928)	$293

Other income (expense), net	-	$1,500	$1,500	$3,000
Interest expense	-	$(1,024)	$(815)	$(1,839)
Total other income (expense), net	-	$476	$685	$1,161

Net Income	$(1,064)	$3,784	$572	$3,293

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

FINTOR ASSETS, LLC

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2021(UNAUDITED)

	Series SWEET	Series PEACH	Series GRAVY	Consolidated
Cash flows from operating activities:
Net income	$(1,064)	$3,784	$572	$3,293
Changes in operating assets and liabilities:
Accounts receivable	-	$(3,725)	$(1,500)	$(5,225)
Other current assets	$(392)	$(4,549)	$(4,489)	$(9,431)
Accounts payable	$2,984	$127	$7,239	$10,350
Other current liabilities	$4,807	$4,330	$623	$9,760
Net cash from operating activities	$6,336	$(33)	$2,445	$8,747
Cash flows from financing activities:
Net proceeds from loans	-	$218,400	$159,698	$378,098
Member contributions	361,399	125.615	74,147	561,160
Net cash provided by financing activities	$361,399	$344,015	$233,845	$939,258
Cash flows from investing activities:
Fixed assets	$(366,300	$(343,677)	$(236,131)	$(946,107)
Net change in cash and cash equivalents	1,435	$305	$158	$1,898
Cash at beginning of period	-	-	-	-
Cash at end of period	$1,435	$305	$158	$1,898

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

FINTOR ASSETS, LLC AND ITS SERIES

NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE : SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Series conform to accounting principles generally accepted in the United States of America (GAAP). Each Series has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012 and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of and each Series listed in the Series Table. All intercompany transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company and Series comply with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the Manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the Series may also be required to pay the Manager sourcing fees as defined in the offering documents of up to 10%. The Manager is responsible for sourcing and analyzing the Series’ property.

Management Fee

The Manager will receive from each Series an annual asset management fee between 0.5% and 1.5% of the capital contributions to the Series. Additionally, pursuant to the operating agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with the Series’ organization and offering, the Series’ operations, the acquisition of properties and in connection with third parties service providers. The Manager may also receive a portion of the property management fee and the property disposition fee as described below. The Manager reserves the right to waive any fees or reimbursements it is due in its sole discretion and if so, these expenses will still be recognized by the Series with a corresponding credit to contributed capital.

Property Management Fee

As compensation for the services provided by the property management company, each Series will be charged a property management fee between six to ten percent (6%-10%) of rents collected on the Series’ property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the ten percent (10%) charged to the Series, the Manager will receive the difference as income. If the Series’ property is vacant and not producing rental income, the property management company is not entitled to a fee.

Property Disposition Fee

Upon the disposition and sale of a series property, that series will be charged a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow, closing costs and other costs associated with disposition. It is expected that this disposition fee charged to a series will range from 5% to 8% of the gross property sale price. To the extent that the actual property disposition fees are less than the amount charged to the series, the manager will receive the difference as income. The primary factors that will affect the property disposition fee are the sales commissions commonly charged by brokers and real estate agents in a given local market, typical transaction related costs associated with a property sale which often vary by local market (such as title costs, taxes and recording fees noted above), and seller concessions which vary based on the condition of the applicable property and local market conditions at the time of a sale and can include renovation costs, property taxes, inspection costs, appraisal fees, mortgage discount points, and moving assistance costs borne by the seller.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance and prepaid HOA fees.  Accrued expenses include accrued property taxes.

Deposits

Tenant deposit liabilities represent security deposits received by tenant customers.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Series property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, will be depreciated using the straight-line method over the estimated useful life of 27.5 years, after the first close of a Series’ offering.. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of five (5) to seven (7) years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.The Series did not record any depreciation on any Series for the period ended June 30, 2022.

Impairment of Long-Lived Assets

Each Series continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Series assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Series recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Series did not record any impairment losses on long-lived assets for the period ended June 30, 2022.

Operating Expenses

Each Series is responsible for the costs and expenses attributable to the activities of the Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any cash reserves on the balance sheet of the Series, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital, (b) loan the amount of the operating expenses to the Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by the Series’ property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

Revenue Recognition

Each Series adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Series determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Series expects to be entitled to in exchange for those goods or services. As a practical expedient, the Series does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Series recognizes rental revenue on a monthly basis when earned.

Comprehensive Income (Loss)

The Company and Series follow FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes.

The Series have elected and qualify to be taxed as a C corporation. Each Series uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Series assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than fifty percent (50%) likelihood that a tax benefit will be sustained, the Series policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than fifty percent (50%) likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Recently Issued and not yet adopted and adopted accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2021. Early adoption was permitted. The Series are currently evaluating the impact on their consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard replaces all current guidance on this topic and eliminates all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance was effective for interim and annual periods beginning after December 31, 2018. The Company and Series have adopted this standard upon inception and it did not have a material impact on their consolidated and consolidating financial statements.

The Manager does not believe that any other recently issued, but not yet adopted, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, the Company and Series will adopt those that are applicable under the circumstances.

NOTE 2: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and Series have a lack of liquidity, nominal cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company and Series to continue as a going concern for a reasonable period of time. The Company’s and Series’ ability to continue as a going concern in the next twelve months is dependent upon their ability to continue to generate cash flow from their rental properties and/or obtain financing from the Manager. However, there are assurances that the Company and Series can continue to generate cash flow from their rental properties or that the Manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and Series be unable to continue as a going concern.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

Series Name	Building	Land	Less: Accumulated Depreciation	Property and equipment, net
Series SWEET	$290,351	72,588	-	$362,938
Series PEACH	$264,500	$68,660	-	$343,299
Series GRAVY	$224,819	$45,852	-	$229,262
Total PPE	$748,399	$187,100	-	$935,499

NOTE 4: MORTGAGE PAYABLE, NET

The Series have mortgages with Vontive, Inc. The following is a summary of the mortgages by each Series:

Series Name	Address	Mortgage Principal	Term	Interest Only Period	Interest Rate
Series SWEET	3201 Jordan Farm Circle NE, Huntsville, AL 35811	-	-	-	-
Series PEACH	61 Longwood Crossing, Dallas, GA 30132	$218,400	30 year	60 months	5.625%
Series GRAVY	188 Bayside Lane, Toney, AL 35773	$159,698	30 year	60 months	6.125%
		$378,098

The mortgages are secured by each Series’ property. As of the period ending June 30, 2022, the entire principal of the mortgage loans remains outstanding.

NOTE 5: MEMBERS’ EQUITY

Each Series is managed by Fintor, Inc., a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Series.

 The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

As of June 30, 2022, no Series has initiated a public offering.

NOTE 6: RELATED PARTY TRANSACTIONS

The Series’ Manager, Fintor, Inc., is a managing member with common management of the Company.

Due from (to) Related Party

Each Series enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. As of June 30, 2022, certain Series owed an aggregate of $561,160, including the initial funding for the certain properties’ purchases. The advances are non-interest bearing with no stated repayment terms.

Management Fees

During the six months ended June 30, 2022, the Manager did not charge any Series Management Fees.

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of FINTOR ASSETS, LLC
2.2*	Operating Agreement of FINTOR ASSETS, LLC
3.1*	Form of Series Designation of Fintor Assets Series [*] LLC, a series of FINTOR ASSETS, LLC
4.1*	Form of subscription agreement of Fintor Assets Series [*] LLC, a Series of FINTOR ASSETS, LLC
8.1*

Form of Escrow Agreement dated [*], 202[*], by and among North Capital Private Securities Corporation, Fintor, Inc. and Fintor Assets Series [*] LLC, a series of FINTOR ASSETS, LLC (incorporated by reference to Exhibit 8.1 to the Form 1-A filed on January 12, 2021)

*Indicates previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, in the city of Cupertino, State of California, on December 15, 2022.

FINTOR ASSETS, LLC

By:	Fintor, Inc, its managing member

By:	/s/ Farshad Yousufi
Name: Farshad Yousufi
Title: Chief Executive Officer

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Farshad Yousufi		Chief Executive Officer,	December 15, 2022
Farshad Yousufi		Principal Executive Officer, Chief Financial Officer, Principal Accounting Officer, and Director of Fintor, Inc.

/s/ Masoud Jalalibidgoli		Director of Fintor, Inc.	December 15, 2022
Masoud Jalalibidgoli

Fintor, Inc.		Managing Member	December 15, 2022

By:	/s/ Farshad Yousufi
Name:	Farshad Yousufi
Title:	Chief Executive Officer